SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

      Information to be Included in Statements Filed Pursuant to Sections 240.13d-1(b), (c), and (d) amd Amendments Thereto Filed Pursuant to Section
                                   240.13d-2.

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*


                          Golden Cycle Gold Corporation
             -----------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
             -----------------------------------------------------
                         (Title of Class of Securities)

                                   380894 10 5
             -----------------------------------------------------
                                 (CUSIP Number)

                                January 11, 2008
             -----------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [X] Rule 13d-1(b)

        [ ] Rule 13d-1(c)

        [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 11 Pages

CUSIP No. 380894 10 5                 13G



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON

       Midas Fund, Inc.

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [ ]
                                                             (b)  [X]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

             Maryland


--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            -0-
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             1,964,500
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             -0-
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       1,964,500
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                     1,964,500
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                     20.81%

--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON



                           IV
--------------------------------------------------------------------------------

                               Page 2 of 11 Pages

CUSIP No. 380894 10 5                 13G



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON

    Midas Management Corporation


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [ ]
                                                             (b)  [X]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


             Delaware

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES           -0-
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH            See response to Item 4 below.
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH            -0-
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                      See response to Item 4 below.
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             See response to Item 4 below.

--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                             See response to Item 4 below.

--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON


          IA

--------------------------------------------------------------------------------

                               Page 3 of 11 Pages

CUSIP No. 380894 10 5                 13G



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON

    Winmill & Co. Incorporated


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [ ]
                                                             (b)  [X]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


             Delaware

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES           -0-
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH            See response to Item 4 below.
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH            -0-
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                      See response to Item 4 below.
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             See response to Item 4 below.

--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                             See response to Item 4 below.

--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON


          HC

--------------------------------------------------------------------------------

                               Page 4 of 11 Pages

CUSIP No. 380894 10 5                 13G



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON

    Bassett S. Winmill


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [ ]
                                                             (b)  [X]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


             United States

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES           -0-
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH            See response to Item 4 below.
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH            -0-
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                      See response to Item 4 below.
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             See response to Item 4 below.

--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                             See response to Item 4 below.

--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON


          IN

--------------------------------------------------------------------------------


                               Page 5 of 11 Pages

Item 1.     (a) Name of Issuer:

                  Golden Cycle Gold Corporation

            (b)   Address of Issuer's Principal Executive Offices:

                  1515 South Tejon Street
                  Suite 201
                  Colorado Springs, Colorado 80906

Item 2.     (a) Names of Persons Filing:

                  Midas Fund, Inc.
                  Midas Management Corporation
                  Winmill & Co. Incorporated
                  Bassett S. Winmill

            (b)   Address of Principal Business Office:

                  11 Hanover Square
                  New York, NY 10005

            (c)   Citizenship:

                  Midas Fund, Inc. - Maryland corporation

                  Midas Management Corporation - Delaware corporation

                  Winmill & Co. Incorporated - Delaware corporation

                  Bassett S. Winmill - U.S.A.

            (d)   Title of Class of Securities:

                  Common Stock, no par value

            (e)   CUSIP Number:

                  380894 10 5


Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a(n):

     (a)  [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C.
          78o);

     (b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

     (d) [X] Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8);

     (e)  [X] Investment adviser in accordance with section
          240.13d-1(b)(1)(ii)(E);

     (f) [ ] Employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

     (g)  [X] Parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G);

     (h) [ ] Savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [ ] Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

          Mr. Winmill may be deemed a controlling person of Winmill & Co. Incorporated, which is the parent company of Midas Management Corporation, an investment adviser registered under the Investment Advisers Act of 1940. Midas Management Corporation is the investment adviser to Midas Fund, Inc., which is an investment company registered under the Investment Company Act of 1940. Mr. Winmill is filing this statement jointly with the other parties to this statement solely as a result of his ability to control over Winmill & Co. Incorporated, which may be deemed to give Mr. Winmill the ability to control over Midas Management Corporation, which acts as investment manager of Midas Fund, Inc.


                               Page 6 of 11 Pages

Item 4. Ownership.

     (a)  Amount Beneficially Owned

     Mr. Winmill and Winmill & Co. Incorporated do not own of record any shares of the Issuer's common stock. However, Winmill & Co. Incorporated, as the parent company of Midas Management Corporation, which is the investment adviser to Midas Fund, Inc., may be deemed to have the power to exercise or to direct the exercise of voting and/or dispositive power with respect to shares of the Issuer's common stock held by Midas Fund, Inc. Mr. Winmill, as the controlling person of Winmill & Co. Incorporated, may also be deemed to have the power to exercise or to direct the exercise of voting and/or dispositive power with respect to shares of the Issuer's common stock held by Midas Fund, Inc. All shares reported herein have been acquired by Midas Fund, Inc., and Mr. Winmill and Winmill & Co. Incorporated specifically disclaim beneficial ownership over any shares of the Issuer's common stock that they or Midas Management Corporation may be deemed to beneficially own.

     As a result of its role as investment adviser to Midas Fund, Inc., Midas Management Corporation may be deemed to be the owner of shares of the Issuer's common stock held by Midas Fund, Inc.

     The filing of this statement shall not be construed as an admission that Midas Management Corporation, Winmill & Co. Incorporated, or Mr. Winmill are, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any shares covered by this statement.

      Midas Fund, Inc.:

     (b) Percent of Class: 20.81%

     (c) Number of shares as to which the person has:

        (i) Sole power to vote or to direct the vote: 0.

        (ii) Shared power to vote or to direct the vote: 1,964,500.

        (iii) Sole power to dispose or to direct the disposition of: 0.

        (iv) Shared power to dispose or to direct the disposition of: 1,964,500.


      Midas Management Corporation:

     (b) Percent of Class: See disclosure above.

     (c) Number of shares as to which the person has:

        (i) Sole power to vote or to direct the vote: 0.

        (ii) Shared power to vote or to direct the vote: See disclosure above.

        (iii) Sole power to dispose or to direct the disposition of: 0.

        (iv) Shared power to dispose or to direct the disposition of: See disclosure above.


      Winmill & Co. Incorporated:

     (b) Percent of Class: See disclosure above.

     (c) Number of shares as to which the person has:

        (i) Sole power to vote or to direct the vote: 0.

        (ii) Shared power to vote or to direct the vote: See disclosure above.

        (iii) Sole power to dispose or to direct the disposition of: 0.

        (iv) Shared power to dispose or to direct the disposition of: See disclosure above.


      Bassett S. Winmill

     (b) Percent of Class: See disclosure above.

     (c) Number of shares as to which the person has:

        (i) Sole power to vote or to direct the vote: 0.

        (ii) Shared power to vote or to direct the vote: See disclosure above.

        (iii) Sole power to dispose or to direct the disposition of: 0.

        (iv) Shared power to dispose or to direct the disposition of: See disclosure above.


                               Page 7 of 11 Pages

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

      Not Applicable.



Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

      Not  Applicable.


                              Page 8 of 11 Pages

Item 8. Identification and Classification of Members of the Group.

      Not Applicable.


Item 9. Notice of Dissolution of Group.

      Not Applicable.


Item 10. Purpose of filing.

     To file the Shareholder Agreement, dated as of January 11, 2008 by Midas Fund, Inc. for the benefit of AngloGold Ashanti Limited,a corporation organized under the laws of the Republic of South Africa. The shareholder agreement between Midas Fund, Inc. and AngloGold Ashanti is included as Exhibit B hereto.


Item 11. Certification.

     By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                              Page 9 of 11 Pages

                                  Signature


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:     January 25, 2008

MIDAS FUND, INC.

By:    /s/ Thomas B. Winmill
   -------------------------------
     Name:  Thomas B. Winmill
     Title: President

MIDAS MANAGEMENT CORPORATION

By:    /s/ Thomas B. Winmill
   -------------------------------
     Name:  Thomas B. Winmill
     Title: President

WINMILL & CO. INCORPORATED

By:    /s/ Thomas B. Winmill
   -------------------------------
     Name:  Thomas B. Winmill
     Title: President

BASSETT S. WINMILL

       /s/ Thomas B. Winmill on behalf of Bassett S. Winmill by
           Power of Attorney signed 12/11/01.
   -------------------------------------------------------------
       Bassett S. Winmill

                              Page 10 of 11 Pages

                                   Exhibit A

                             Joint Filing Agreement

     In accordance with Rule 13d-1 (f) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock of Golden Cycle Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement as of the 25th day of January, 2008.

MIDAS FUND, INC.

By:    /s/ Thomas B. Winmill
   -------------------------------
     Name:  Thomas B. Winmill
     Title: President

MIDAS MANAGEMENT CORPORATION

By:    /s/ Thomas B. Winmill
   -------------------------------
     Name:  Thomas B. Winmill
     Title: President

WINMILL & CO. INCORPORATED

By:    /s/ Thomas B. Winmill
   -------------------------------
     Name:  Thomas B. Winmill
     Title: President

     Bassett S. Winmill

       /s/ Thomas B. Winmill on behalf of Bassett S. Winmill by
           Power of Attorney signed 12/11/01.
   -------------------------------------------------------------
       Bassett S. Winmill

                                   EXHIBIT B

                              SHAREHOLDER AGREEMENT

SHAREHOLDER AGREEMENT, dated as of January 11, 2008 (this "Agreement"), by the undersigned shareholder (the "Shareholder") of Golden Cycle Gold Corporation, a Colorado corporation ("Target"), for the benefit of AngloGold Ashanti Limited,a corporation organized under the laws of the Republic of South Africa ("Parent").

                                    RECITALS

     WHEREAS, Parent, GCGC LLC, a Colorado limited liability company and an indirect wholly owned subsidiary of Parent ("Merger Sub"), and Target are entering into the Agreement and Plan of Merger, dated as of January 11, 2008 (the "Merger Agreement"), which provides for the merger of Target with and into Merger Sub (the "Merger");

     WHEREAS, the Shareholder owns that number of shares of common stock, no par value per share, of Target ("Target Common Stock"), appearing on the signature page hereof (such shares of Target Common Stock, together with any other shares of capital stock of Target acquired by such Shareholder after the date hereof and during the term of this Agreement, being collectively referred to herein as the "Subject Shares"); and

     WHEREAS, as a condition to its willingness to enter into the Merger Agreement, Parent has required that the Shareholder agree, and in order to induce Parent to enter into the Merger Agreement the Shareholder has agreed, to enter into this Agreement.

     NOW, THEREFORE, in consideration of the promises and the mutual covenants and agreements set forth herein, the Shareholder agrees as follows:

     1. Covenants of Shareholder. Until the termination of this Agreement in accordance with Section 3:

          (a) The Shareholder shall attend the Target Meeting, in person or by proxy, and at the Target Meeting (or at any adjournment thereof) or in any other circumstances upon which a vote, consent or other approval with respect to the Merger and the Merger Agreement is sought, the Shareholder shall vote (or cause to be voted) the Subject Shares in favor of (i) the Merger, the adoption of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement and (ii) any other matter necessary to the consummation of the Merger and the other transactions contemplated by the Merger Agreement.

          (b) At any meeting of shareholders of Target or at any adjournment thereof or in any other circumstances upon which the Shareholder's vote, consent or other approval is sought, the Shareholder shall vote (or cause to be voted) the Subject Shares against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Target or any of its Subsidiaries or any other Acquisition Proposal, (ii) any amendment of Target's articles of incorporation or bylaws or other proposal or transaction involving Target or any of its Subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of any class of capital stock of Target or (iii) any action that would result in a breach of any representation, warranty or covenant made by Target in the Merger Agreement. The Shareholder further agrees not to commit or agree to take any action inconsistent with the foregoing.

          (c) The Shareholder agrees not to (i) sell, transfer (including by operation of law), pledge, assign, encumber or otherwise dispose of (including by gift) (collectively, "Transfer"), or enter into any contract, option or other arrangement (including any profit-sharing arrangement) with respect to the Transfer of the Subject Shares to any person or (ii) enter into any voting arrangement (other than this Agreement), whether by proxy, voting agreement or otherwise, or grant or appoint any power of attorney in relation to the Subject Shares, and agrees not to commit or agree to take any of the foregoing actions.

          (d) The Shareholder shall not, nor shall the Shareholder authorize any investment banker, consultant, attorney, agent or other advisor or representative of the Shareholder to, (i) directly or indirectly initiate, solicit or knowingly encourage or facilitate (including by furnishing non-public information) any inquiries regarding, or the making or submission of any proposal that constitutes, or that may reasonably be expected to lead to, an Acquisition Proposal or (ii) participate or engage in discussions or negotiations with, or disclose any non-public information regarding Target or any of its Subsidiaries or afford access to the properties, books or records of Target or any of its Subsidiaries to, any Person that has made an Acquisition Proposal or to any Person that the Shareholder knows or has reason to believe is contemplating making an Acquisition Proposal.

          (e) The Shareholder shall use the Shareholder's commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with Target and Parent in doing, all things necessary, proper or advisable to support and to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by the Merger Agreement.

          (f) The Shareholder agrees to promptly notify Parent in writing of the nature and amount of any acquisition by the Shareholder of any voting securities of Target acquired by the Shareholder hereafter and promptly notify Parent in writing of the nature and amount of any inquiry regarding, or the making or submission of any proposal that would constitute, or that may reasonably be expected to lead to, an Acquisition Proposal.

          (g) The Shareholder hereby irrevocably grants to, and appoints any individual or individuals who shall hereafter be designated by Parent, and each of them, the Shareholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Shareholder, to vote, or cause to be voted, the Shareholder's Subject Shares, or grant a consent or approval in respect of such Subject Shares, at every annual, special or other meeting of the shareholders of Target, and at any adjournment or adjournments thereof, or pursuant to any consent in lieu of a meeting or otherwise, solely in the manner specified in Section 1(a) and
     (b) hereof; provided, however, that the foregoing grant of proxy shall terminate immediately upon termination of this Agreement in accordance with its terms, including with respect to matters as to which a record date has heretofore passed.

          (h) The Shareholder specifically recognizes and agrees that this grant of proxy is coupled with an interest. This appointment of proxy shall survive the bankruptcy, merger, dissolution, liquidation, death or incapacity of the Shareholder. The Shareholder represents that any proxies heretofore given in respect of the Shareholder's Subject Shares are not irrevocable, and that any such proxies are hereby revoked.

     2. Representations and Warranties.

           The Shareholder represents and warrants to Parent as follows:

          (a) The Shareholder is the record and beneficial owner of, and has good and marketable title to, the Subject Shares, free and clear of any liens, claims, options or other encumbrances. The Shareholder does not own, of record or beneficially, or have the right to vote any shares of capital stock of Target other than the Subject Shares. The Shareholder has the sole right to vote, and the sole power of disposition with respect to, the Subject Shares, and none of the Subject Shares is subject to any voting trust, proxy or other agreement, arrangement or restriction with respect to the voting or disposition of such Subject Shares, except as contemplated by this Agreement.

          (b) This Agreement has been duly executed and delivered by the Shareholder. Assuming the due authorization, execution and delivery of this Agreement by Parent, this Agreement constitutes the valid and binding agreement of the Shareholder enforceable against the Shareholder in accordance with its terms, except as such enforceability may be subject to the effects of bankruptcy, insolvency, reorganization, arrangement, moratorium fraudulent transfer, statutes of limitation, or other similar laws and judicial decisions affecting or relating to the rights of creditors generally. The execution and delivery of this Agreement by the Shareholder does not and will not conflict with, result in a breach of, or constitute a default under, or give rise to any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, any agreement, order or other instrument binding upon the Shareholder, nor require any regulatory registration, filing or approval.

          (c) The Shareholder acknowledges receipt and review of the Merger Agreement.

     3. Termination. The obligations of the Shareholder hereunder shall terminate upon the earlier to occur of (i) the termination of the Merger Agreement pursuant to Section 10.1 thereof and (ii) the Effective Time.

     4. Further Assurances. The Shareholder will, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Parent may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement.

     5. Successors, Assigns and Transferees Bound. Any successor, assignee or transferee (including a successor, assignee or transferee as a result of the death of the Shareholder, such as an executor or heir) shall be bound by the terms hereof, and the Shareholder shall take any and all actions necessary to obtain the written confirmation from such successor, assignee or transferee that it is bound by the terms hereof.

     6. Remedies. The Shareholder acknowledges that money damages would be both incalculable and an insufficient remedy for any breach of this Agreement by it, and that any such breach would cause Parent irreparable harm. Accordingly, the Shareholder agrees that in the event of any breach or threatened breach of this Agreement, Parent, in addition to any other remedies at law or in equity it may have, shall be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance.

     7. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

     8. Amendment. This Agreement may be amended only by means of a written instrument executed and delivered by both the Shareholder and Parent.

     9. Jurisdiction. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal court located in the State of Colorado or any Colorado state court, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 12 shall be deemed effective service of process on such party.

     10. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.

     11. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Colorado, without regard to the conflicts of law rules of such state.

     12. Notice. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

                 (a)        if to Parent, to:

                            AngloGold Ashanti Limited
                            11 Diagonal Street
                            Johannesburg 2001
                            P.O. Box 62117
                            Marshalltown 2107 South Africa
                            Attention:
                            Facsimile No.: ___________

                            with a copy to:

                            Davis Graham & Stubbs LLP
                            1550 Seventeenth Street, Suite 500
                            Denver, Colorado 80202
                            Attention: Ronald R. Levine II, Esq.
                            Facsimile No.: 303-893-1379

                (b)         if to the Shareholder to:


                            Midas Fund, Inc.
                            11 Hanover Square
                            New York, NY 10005
                            Attention: Mr. Thomas B. Winmill
                            Facsimile No.: 1-212-363-1102

                            with a copy to:

                            Dorsey & Whitney, LLP
                            370 Seventeenth Street, Suite 4700
                            Denver, CO 80202-5647
                            Attention: Kenneth G. Sam, Esq.
                            Facsimile No.: (303) 629-3450

     All such notices, requests and other communications shall be deemed given when delivered personally, one day after being delivered to a nationally recognized overnight courier or when sent by facsimile (with a confirmatory copy sent by such overnight courier).

     13. Capitalized Terms. Capitalized terms used in this Agreement that are not defined herein shall have such meanings as set forth in the Merger Agreement.

     14. Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

                         [Signatures on Following Page]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.
                                           MIDAS FUND, INC.

                                           By: /s/ Thomas B. Winmill
                                           ----------------------------
                                           Name: Thomas B. Winmill
                                           Title: President

                                           Number of shares of Target Common
                                           Stock owned on the date hereof:
                                           1,964,500


Accepted and Agreed to as of the date set forth above:

ANGLOGOLD ASHANTI LIMITED

By: /s/ ANGLOGOLD ASHANTI LIMITED
    -----------------------------